Edwards Wildman Palmer LLP 111 Huntington Avenue Boston, MA 02199	Matthew C. Dallett +1 (617) 239-0303 fax +1 (866) 955-8690 mdallett@edwardswildman.com

May 23, 2012
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Mara L. Ransom, Assistant Director

Re:	Perfumania Holdings, Inc. Registration Statement on Form S-3 Filed April 30, 2012 File No. 333-181024
Dear Ms. Ransom:
On behalf of our client, Perfumania Holdings, Inc. (“Perfumania”), we are responding to your letter of May 10, 2012 to Donna Dellomo, Chief Financial Officer of Perfumania, providing comments on the Registration Statement on Form S-3 (File No. 333-181024) that Perfumania filed on April 30, 2012. For convenience, we have reprinted your comments below, followed by the respective responses. Perfumania has revised the Registration Statement in response to your comments and generally to update the information contained therein. Concurrently with this letter, Perfumania is filing Amendment No. 1 to the Form S-3.
Selling Stockholders, page 10

1.	Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by the following selling security holders:
•Combermere Entertainment Properties, LLC;
•Live Nation Worldwide, Inc; and
•Mascotte Holdings, Inc.
Please refer to Question 140.02 of the Division’s Compliance & Disclosure Interpretations for Regulation S-K, which is available on our website.

Response
The selling stockholder table on page 12 of the Registration Statement has been revised to identify the natural persons who exercise voting and investment control with respect to the shares held by Combermere Entertainment Properties, LLC and Mascotte Holdings, Inc. The selling stockholder table has also been revised to indicate that Live Nation Worldwide, Inc. is a wholly owned subsidiary of Live Nation Entertainment, Inc., a publicly traded company, and that Live Nation Entertainment, Inc. exercises voting and investment control with respect to the shares held by Live Nation Worldwide, Inc.
Incorporation of Certain Information by Reference, page 18

2.
Please list each of the reports that you incorporate by reference pursuant to Item 12(a)(2) of Form S-3. In this regard, we note that you should list the current reports on Form 8-K filed on January 30, 2012 and April 19, 2012. Please refer to Item 12(a) of Form S-3.

Response
The “Incorporation of Certain Information by Reference” section beginning on page 18 of the Registration Statement has been revised to list all reports filed by Perfumania since the end of Perfumania’s fiscal year on January 28, 2012.
Please contact me at (617) 239-0303 or mdallett@edwardswildman.com if you have any questions or require any additional information.
Sincerely,
/s/ Matthew C. Dallett

cc:	Lisa Kohl, Securities and Exchange Commission
Dietrich King, Securities and Exchange Commission
Donna L. Dellomo